Exhibit 99.1
Form 51-102F3
Material Change Report

Item 1                 Name and Address of Company

North American Energy Partners Inc. (“NAEPI” or the “Company”)
Suite 300,
18817 Stony Plain Road,
Edmonton, Alberta, T5S 0C2

Item 2                 Date of Material Change

August 27, 2013

Item 3                 News Release

A press release was disseminated through Marketwire on August 27, 2013 with respect to the material change.

Item 4                 Summary of Material Change

On August 27, 2013, NAEPI announced the completion of its partial redemption of outstanding 9.125% Series 1 Senior Unsecured Debentures due 2017 (the "Notes").  As a result, the Company now has $75,000,000 of aggregate principal amount of Notes outstanding.

Item 5                 Full Description of Material Change

On August 27, 2013 (the "Redemption Date"), NAEPI announced the completion of its partial redemption (the "Redemption") of $141,920,000 of aggregate principal amount of Notes.  The redemption price for the Notes was 104.563% of the principal amount of the Notes redeemed, plus accrued and unpaid interest on the Notes, to but not including the Redemption Date, of approximately $35.50 per $1,000 of principal amount of Notes.

Prior to the Redemption, NAEPI offered to acquire up to $170,000,000 of aggregate principal amount of Notes (the "Offer") at a price of $1,000 for each $1,000 principal amount of Notes (referred to as a Net Proceeds Offer under the indenture pursuant to which the Notes were issued).  An aggregate of $8,080,000 of aggregate principal amount of Notes were tendered to the Offer, which expired on August 21, 2013.  A press release with respect to the completion of the Offer was disseminated through Marketwire on August 21, 2013.

As a result of the Redemption and the Offer, the Company now has $75,000,000 of aggregate principal amount of Notes outstanding.

Item 6                 Reliance on subsection 7.1(2) of National Instrument 51-102

Not applicable.

Item 7                 Omitted Information

None.

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Item 8                 Executive Officer

The following executive officer is knowledgeable about the material change and may be contacted about this report.

Jordan Slator, General Counsel
(780) 969-5576

Item 9                 Date of Report

August 30, 2013

TOR01: 5319278: V2